FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

October 27, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on October 27, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

October 27, 2025.

Schedule "A"

HIVE DIGITAL TECHNOLOGIES LTD.

HIVE Digital Technologies Surpasses 22 EH/s and Accelerates Conversion from Tier-1 to Tier-3 Data Centers for AI Cloud Expansion in Sweden

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas, October 27, 2025 - HIVE Digital Technologies Ltd. (TSX.V: HIVE) (Nasdaq: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a global leader in sustainable digital infrastructure, is pleased to announce it has surpassed 22 Exahash per second ("EH/s") in global Bitcoin-mining capacity - marking 267% year-to-date growth - while accelerating the conversion of Tier-1 data centers into Tier-3 high-performance computing ("HPC") facilities to expand its AI Cloud footprint in Sweden.

HIVE Achieves Major Mining Milestone

HIVE's 22 EH/s milestone reflects the successful expansion of its hydro-powered Valenzuela facility in Paraguay, the Company's third 100-megawatt green campus in the country. The site draws renewable energy from the Itaipu Dam, one of the world's largest hydroelectric sources.

Current production has reached 9.5 Bitcoin per day with fleet efficiency of approximately 17.8 Joules per Terahash ("J/TH") and a 55% mining margin* after electricity costs at $47 Hashprice, demonstrating HIVE's operational efficiency across multiple countries and nine time zones.

With additional ASIC miners coming online, HIVE expects to reach 25 EH/s by U.S. Thanksgiving, targeting fleet efficiency of 17.5 J/TH. Management reports EH/s growth as material to revenue and cash-flow expansion, noting that digital-infrastructure companies are typically valued at multiples of revenue and cash flow.

Accelerating AI Cloud Expansion in Sweden

HIVE is expanding its European AI Cloud operations by converting an existing Tier-1 data center in Boden, Sweden, into a Tier-3 liquid-cooled HPC facility - a strategy that provides a faster path to cash flow, typically 9 months versus 3 years for a greenfield build.

Engineering and design are complete, with construction commencing this quarter. The upgraded facility will deliver a robust critical load, supporting 2,000 NVIDIA GPUs for enterprise-grade AI and GPU cloud workloads across the European Union.

This expansion builds on HIVE's AI operations in downtown Stockholm, active for the past two years, which have served early enterprise clients and validated demand for green, low-latency compute in Northern Europe.

Together with the BUZZ data center in Toronto-which will host an additional 2,000 GPUs in 2026-and planned growth in New Brunswick, HIVE has secured power and land at three strategic locations for next-generation, renewable-powered HPC operations.

Through its colocation partnership with Bell Canada, HIVE's BUZZ division can rapidly deploy AI Cloud GPU infrastructure, enabling flexible scaling to meet enterprise demand. Across its global pipeline, HIVE expects to operate approximately 6,000 GPUs by 2026, serving both AI training and inference workloads.

Executive Commentary

Frank Holmes, Co-Founder and Executive Chairman, stated: "Crossing 22 EH/s marks another major milestone for HIVE as we build one of the world's most efficient and sustainable Bitcoin-mining fleets. At the same time, our AI strategy accelerates the conversion of Tier-1 data centers into Tier-3 HPC facilities, positioning HIVE as a dual-engine digital-power company that bridges blockchain and the AI super cycle."

Mr. Holmes continued: "It is now widely recognized that Bitcoin miners were the original builders of Tier-1 digital-infrastructure networks-developing substations, fiber connectivity, and energy-optimization systems that laid the foundation for today's hyperscale AI data centers. This model is now being replicated globally, including in West Texas, where projects such as Stargate, a US $500 billion HPC campus, mirror the pioneering work of early Bitcoin-mining companies that sourced stranded or surplus renewable energy".

Aydin Kilic, President & CEO, added: "Repurposing existing infrastructure allows HIVE to reach cash-flow generation much faster than greenfield projects. Our operational strength enables us to grow both Bitcoin mining and AI Cloud services in parallel, all powered by renewable energy."

Johanna Thornblad, Sweden Country President, commented: "The Boden expansion reinforces Sweden's leadership in sustainable digital infrastructure. Building on our two years of AI operations in Stockholm, this conversion project will deliver enterprise-grade AI capacity to the EU market faster and more efficiently than traditional data-center builds."

Outlook and Funding

All hardware for HIVE's Paraguay expansion is fully funded and delivered, supported by fixed-rate hydroelectric power ensuring predictable, scalable economics. The Company continues to model robust annual recurring revenue (ARR) potential from both Bitcoin production and AI Cloud contracts, consistent with non-GAAP industry standards.

HIVE targets 25 EH/s by late 2025 and 35 EH/s during 2026, while scaling its HPC division five-fold over the same period.

* As used herein, "Mining Margin" is calculated by dividing the mining profit (revenue generated from mining activities minus power costs related to those activities) by the total revenue generated from mining activities and expressed as a percentage. In mining, the most significant expense is power cost;, in this estimate we are assuming an average of USD 5 cents per kilowatt hour for indicative purposes. "ARR", as a metric, represents revenue only, and does not represent profitability. ARR is presented here as a measure of growth. These non-GAAP measures should be read in conjunction with and should not be viewed as alternatives to or replacements for measures of operating results and liquidity presented in accordance with GAAP in HIVE's quarterly and annual financial statements. All financial projections reflect current market sentiment and public disclosures as of September 2025; actual outcomes may vary. Investors should conduct their own due diligence.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered exclusively by green energy. Today, HIVE builds and operates next-generation blockchain and AI data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing (HPC) clients. HIVE's twin-turbo engine infrastructure-driven by Bitcoin mining and NVIDIA GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the performance of the Comp[any's existing operations, the construction of the Company's Phase 3 facility in Valenzuela, Paraguay and its potential specifications and performance upon completion, the timing of it becoming operational; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events will occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.